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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)


                               VIDEO UPDATE, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   92657 V104
                                 (CUSIP Number)


                                NOVEMBER 4, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         [ ]      Rule 13d-1(b)
         [x]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

Cusip No. 92657 V104                                           Page 2 of 6 pages

1        Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         FARNAM STREET PARTNERS, L.P.
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2        Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [X]
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3        SEC Use Only
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4        Citizenship or Place of Organization

         Minnesota
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                      5       Sole Voting Power

                                     981,000
                      ----------------------------------------------------------
     Number of

       Shares         6       Shared Voting Power

    beneficially                        0
                      ----------------------------------------------------------
       owned          7       Sole Dispositive Power

      by each                       981,000
                      ----------------------------------------------------------
     reporting        8       Shared Dispositive Power

    person with:                        0
                      ----------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person

                            981,000 Shares
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10        Check Box if the Aggregate amount in Row (9) Excludes Certain
          Shares*                                                            [X]
          (See Exhibit A)
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11        Percent of Class Represented by Amount in Row (9)

          3.35%
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12        Type of Reporting Person*

          PN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a)         Name of Issuer: Video Update, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices: 3100 World Trade Center, 30 East 7th Street, St. Paul, MN 55101

Item 2(a)         Name of Person Filing:  Farnam Street Partners, L.P.

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                           U.S. Bank Place, Suite 4930
                           601 Second Avenue South
                           Minneapolis, MN 55402

Item 2(c)         Citizenship:  Minnesota

Item 2(d) Title of Class of Securities: Class A Common Stock, $.01 par value

Item 2(e)         CUSIP Number: 92567 V104


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]

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Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)    Amount beneficially owned: 981,000 shares

         (b)    Percent of class: 3.35%

         (c)    Number of shares as to which such person has:

               (i)      Sole power to vote or to direct the vote:
                        981,000

               (ii)     Shared power to vote or to direct the vote:
                        0

               (iii)    Sole power to dispose or to direct the disposition of:
                        981,000

               (iv)     Shared power to dispose or to direct the disposition of:
                        0

Item 5.  Ownership of Five Percent of Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the lass of securities, check the following [ ].

         The Person Filing owns less than five percent of the class of Common Stock. However, certain principals of the general partner of the Person Filing own an additional 2.68%. The Person Filing expressly denies that it is the beneficial owner such securities or that it is the member of a group.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

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Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

      (a)      Not applicable.

      (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     November 17, 1998        FARNAM STREET PARTNERS, L.P.
                                    BY:      FARNAM STREET CAPITAL, INC.,
                                             General Partner



                                             By      s/ Raymond E. Cabillot
                                                --------------------------------
                                                     Raymond E. Cabillot,
                                                     Chief Executive Officer

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                                    EXHIBIT A

                                   To Form 13G

The filing of this report shall not be construed as an admission by the entity identified in Item 2(a) (the "Reporting Person") that, for the purpose of
Section 13(d) or 13(g) of the Securities Exchange Act, it is the "beneficial owner" of any equity securities listed below; and the Reporting Person expressly disclaims that it is part of a "group."

Certain principals of the General Partner of the Reporting Person own an aggregate of 785,000 shares. These individuals have the right to dispose of these shares and vote with respect to these shares independently of the Reporting Person.

These shares are not reported in Item 4(a) and are noted here for information only.

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